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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of August, 2003

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                            9F, Ikebukuro Park Bldg.
                            2-49-7 Minami Ikebukuro
                                   Toshima-Ku
                                 Tokyo 171-0022
                                     Japan
                ------------------------------------------------
                    (Address of principal executive offices)

                         Commission File Number 0-30530


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F [X]      Form 40-F [ ]
                ------------------------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


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INFORMATION FURNISHED ON THIS FORM:

                                TABLE OF CONTENTS

1. NOTICE TO DELIST ADRS FROM NASDAQ AND TO TERMINATE ADR PROGRAM. PRESS RELEASE DATED AUGUST 22, 2003.

2.   CRAYFISH TO RELOCATE ITS HEADQUARTERS. PRESS RELEASE DATED AUGUST 22, 2003.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Crayfish Co., Ltd.
                                _________________________________________
                                                (Registrant)

                                By          /s/ Kazuhiko Muraki
                                   ______________________________________
                                                (Signature)
                                   Kazuhiko Muraki
                                   President and Representative Director

Date: August 22, 2003


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                                                                    NEWS RELEASE

[CRAYFISH LOGO]

         NOTICE TO DELIST ADRS FROM NASDAQ AND TO TERMINATE ADR PROGRAM

Tokyo/New York, August 22, 2003 - Crayfish Co., Ltd. (NASDAQ: CRFH; MOTHERS:
4747) ("Crayfish" or the "Company") announced that its Board of Directors at its meeting today has resolved to delist from Nasdaq and to terminate its ADR program. It is expected that both events will be effective on November 24, 2003.

The Company listed American Depositary Shares ("ADS") on Nasdaq on March 8, 2000. At that time, the Company intended to expand its business to the United States, among other countries. The economic environment in which the Company operates in general, and the Japanese economy in particular, has changed substantially since then. Moreover, the Company's has changed its focus from expansion to maintaining its profitability. In that context, the Board of Directors has been considering the advantages and disadvantages of maintaining its Nasdaq listing and its ADR program with The Bank of New York as announced on June 20, 2003. Factors that the board of directors has been considering include the fact that the Company has no current plan to expand its business into the United States, the significant costs associated with maintaining its Nasdaq listing and its ADR program with The Bank of New York, and the fact that as of May 31, 2003, only 4.61% of the Company's outstanding shares were held by U.S. persons. In addition, the Board of Directors has been considering the possibility that delisting from Nasdaq may further reduce trading liquidity and that terminating its ADR program may ultimately result in the termination of the registration of Crayfish' ADRs with the U.S. Securities and Exchange Commission. After consideration of these and other factors, the Board of Directors has decided to delist from Nasdaq effective on November 24, 2003 and to terminate its ADR program on the same date.

These actions, taken after appropriate consideration, will not affect the continued listing of Crayfish's share on the MOTHERS exchange in Tokyo.

Following the decision by the Board of Directors, the Company has today given notice to The Bank of New York, as depositary (the "Depositary"), to terminate the Amended and Restated Deposit Agreement dated as of November 21, 2000 (the "Deposit Agreement") for American Depositary Receipts ("ADRs") evidencing American


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Depositary Shares ("ADSs") representing the Company's ordinary shares (the
"Deposited Securities"). The Deposit Agreement will terminate at 5:00 pm (New York City time) on November 24, 2003.

In accordance with the Deposit Agreement, holders of ADRs are entitled to surrender their ADRs and, upon payment of the surrender charges and applicable taxes or governmental charges, to receive the amount of the Company's ordinary shares represented by the American Depositary Shares evidenced by such ADRs.

After November 24, 2003, the Depositary shall discontinue the issuance and registration of transfers of ADRs, shall suspend the distribution of dividends to holders, and shall not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights as provided in the Deposit Agreement, and shall continue to deliver Deposited Securities, together with any dividends or other distributions received with respect to the Deposited Securities and the net proceeds of the sale of any rights or other property, in exchange for ADRs surrendered to the Depositary (after deducting, in each case, the fee of the Depositary for the surrender of an ADR, any expenses for the account of the holder of such ADR in accordance with the terms and conditions of the Deposit Agreement, and any applicable taxes or governmental charges).

At any time after the expiration of one (1) year from the date of termination, the Depositary may sell the Deposited Securities then held and may thereafter hold the net proceeds of any such sale, together with any cash then held by it, unsegregated and without liability for interest, for the pro rata benefit of the holders of ADRs which have not been surrendered prior to such time, such holders thereupon becoming general creditors of the Depositary with respect to such proceeds. The net proceeds will be aggregated and distributed to holders, upon surrender of their ADRs, on a per ADR basis. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement, except to account for claims of holders as creditors of the Depositary for such net proceeds and other cash.





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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual actions or results to differ materially from its expectations are generally discussed in the Company's annual report on form 20-F and other filings with the U.S. Securities and Exchange Commission. Such risks and factors include, without limitation, the outcome of securities class action litigation against the Company and the possibility that the Company may terminate the listing of its ADRs on Nasdaq.

The Company undertakes no obligation to publicly update any forward-looking statement after the date of this release, but investors are advised to consult any further disclosures by the Company in our subsequent filings pursuant to the Securities Exchange Act of 1934.

CONTACT INFORMATION:
(For corporate information in Japan)
Investor Relations Department
81-3-5957-0695
ir@crayfish.co.jp

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                              FOR IMMEDIATE RELEASE

                      Crayfish to Relocate its Headquarters

Tokyo/NewYork, August 22, 2003 - Crayfish Co., Ltd. (Nasdaq: CRFH; MOTHERS:
4747) ("Crayfish" or "the Company"), a leading provider of e-mail and web-hosting and other Internet-related services to small and medium-sized businesses in Japan, announced today that, as a part of enhancing positive synergistic value with Hikari Tsushin and its affiliates, it plans to relocate its headquarters around the end of September 2003 as follows:


Current Location

9F Ikebukuro Park Bldg.
2-49-7 Minami Ikebukuro
Toshima-ku, Tokyo 171-0022
Japan
Tel: +81-3-5954-7555

New Location

Hikari Center Bldg.
1-16-15 Minami Ikebukuro
Toshima-ku, Tokyo 171-0022
Japan
Tel: +81-3-5954-7555


CONTACT INFORMATION:


     (For corporate information in Japan)
         Investor Relations Department
         81-3-5957-0644
         ir@crayfish.co.jp